Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. No. 001-39346

Date: September 8, 2021

From: Dee Choubey <dc@moneylion.com>
Date: Tue, Sep 7, 2021 at 2:10 PM
Subject: MoneyLion Update
To: [Investor]
Cc: Rick Correia <rick@moneylion.com>

Dear Investor,

I wanted to write to you to share the news that MoneyLion and Fusion’s S-4 registration statement is now effective with the SEC. We’re marching towards closing on or around September 22, 2021.

While time was added to the de-spac process through the summer, MoneyLion’s business has continued to accelerate strongly, backed by key shifts in the labor market and consumer behavior as well as the broader economic backdrop.  We have seen strong financial performance ahead of plan.

Our rationale for entering the public markets is stronger than ever.  In fact, we’ll be taking over the iconic ticker “ML”, which is exemplary of the innovation we’ve brought to the fintech markets and true to our vision of creating financial access by ‘rewiring’ the American financial system.  Our engineers of course like to think, true to our DNA, that “ML” stands for machine learning.

Our products are cutting edge, our technology is proprietary, and we’re using it all to build private-banking type financial products for the 99%, for every hard working American.  We are removing the barriers and will continue, over time, to bring down the risk premium for Americans to access a comprehensive set of financial products while creating a daily destination to offer advice on both financial and non-financial products.

We will be holding an Investor Day at 1:00pm ET on Sep 13, 2021.  All can register >>here.

In this letter we will outline key dates to completing the merger with the Fusion SPAC and recent progress in the business.

De-SPAC / Merger Combination Process:

•         S-4 Registration Statement deemed effective on Sep 3, 2021

•         Proxy mailings on Sep 7, 2021

•         MoneyLion presents at GatewayIR Investor Conference on Sep 9, 2021

•         MoneyLion Investor Day on Sep 13, 2021, Register >>here

•         MoneyLion presents at the Barclays Technology Conference on Sep 15, 2021

•         Fusion Shareholder vote date has been set for Sep 21, 2021

•         Transaction closing is expected on or about Sep 22, 2021 upon completion of administrative items and other customary closing conditions

•         Begin trading under the ticker “ML” on NYSE on or about Sep 23, 2021

MoneyLion Thesis and Strategy

•         MoneyLion’s platform is well positioned to continue driving financial product innovation, and drive the narrative of the future of finance

o    American consumer and labor market themes position MoneyLion well for continued growth in transaction and payments volume

o    Real average wages flat to down year over year due to rising inflation make ML’s banking and just-in-time credit and advance products a must have for the majority of the working population.

o    The macro shift to gig economy work is a key secular tailwind to near-and-long-term continued growth in users and transactions. Managing the associated highly variable incomes and balancing them against users’ expenses and credit needs requires dynamic advice and instantaneous AI-driven underwriting, playing into our strong competitive advantages.

•         MoneyLion’s model of leading with a high value, low-cost digital bank account and then nurturing users to graduate to higher margin investing, crypto trading, lending, and AI-recommended third party products creates mutual benefit for the consumer and ML

o    MoneyLion will be among the few select fintech leaders that evolve from being a challenger to conventional banking in specific product niches to being a preferred choice for holistic financial services for the always-on, connected lifestyle

o    MoneyLion will be at the forefront of the fintech industry’s drive to  impact every aspect of intermediary transactions, from gifting and tipping all the way to automated wealth management

o    MoneyLion will further broaden the set of services available to its users through continued growth of the marketplace of third party partners, cementing its role as a platform for service providers

o    Underpinning our ability to execute and deliver on our business model and vision are the core advantages in 1) more accurate risk assessment, 2) faster fraud detection, 3) increased customer centricity through machine learning, 4) better operating leverage through bundling core technologies for multiple financial accounts

•         MoneyLion is well positioned to expand our users’ access to cutting edge financial products, including crypto and digital assets

o    Launched crypto round-ups and trading in Q3, and seeing strong early adoption in the Beta launch

o    Crypto products are linked to seamless conversion of fiat and poised to use the wallet both as store of value for alternative savings and for payments

o    Made a strategic investment into Crypto infrastructure firm ZeroHash

o    Created a strong foundation to make further forays in crypto assets and defi access rooted in financial access and education for everyday consumers

•         Become a ‘Daily Destination’ melding consumer social interactions with financial services.

o    We are endeavoring to touch every aspect of financial life … banking, borrowing, saving, investing, budgeting, and protecting

o    Scale quickly via first party content, a network of societal influencers and third party content and relationships

o    Own the culture of money by being the destination consumers look to for financial advice

o    Help our users to replace the stress of everyday worries about finances that they can’t control and are afraid to talk about with the confidence of having trusted guidance, understanding community and intuitive information they can relate to.

•         MoneyLion’s network of investors and capital providers is broad and positions the Company well to drive growth in its products

o    PIPE and equity investors include Blackrock, Apollo, Edison Partners, Fintech Collective, Greenspring and the world’s leading technology investors

o    Capital markets relationships are in place with leading institutions like Macquarie, Capital One, Silicon Valley Bank, Monroe Capital and many other leading credit providers

•         Increase scale through smart partnerships and use our public currency for potential M&A

MoneyLion Financial Update

•         Reported Q2 Results on Aug 19, 2021 (Link to press release here)

•         We’ve been able to maintain performance to plan ahead of closing the business combination.  This is a testament to the underlying demand and product market fit of our products

	FY 2020A	Q1 2021	Q2 2022
Adjusted Revenue	$76mm	$32m / $126mm*	$37.7m / $150mm*
Period Y/Y Growth Rate	90%	118%	122%
Customers with Financial Accounts	1.4mm	1.8mm	2.2mm
Y/Y Growth Rate	60%	85%	113%
Registered Users	7.5mm	8.0mm	8.7mm

*quarterly run rate revenue annualized

Board of Directors and Governance Update

•         We appointed Michael Paull, President of Disney+, ESPN+, and Hulu to our Board of Directors.  Michael will help with guidance on our ‘daily destination’ strategy.

•         We appointed Matt Derella, fmr. Head of Revenue and Partnerships at Twitter to our Board of Directors.  Matt helped scale Twitter, and helped take it through its IPO and will help provide industry connectivity for our marketplace partners as well as strategic advice on scaling and hiring the best talent.

•         We appointed Lisa Gersh, fmr. CEO of GOOP,  co-founder, president and COO of Oxygen Media, and president and CEO of Martha Stewart Living Omnimedia, and currently on the board of Hasbro, PershingSquare Tontine Holdings and Classpass. Lisa’s deep operating and governance experience will help us tightly navigate our future plans.

•         On the regulatory, government affairs side, we added Annette Nazareth, fmr. SEC Commissioner, and Dwight Bush, fmr. U.S. Ambassador to Morocco, to our Board of Directors.  Annette and Dwight will guide us in creating innovative financial products that are highly competitive and compliant, with open relationships and dialogue with our regulators. While we are innovating at breakneck speed, we are cognizant of the fact that we are building a financial institution that prioritizes compliance.

•         The post-merger MoneyLion Board will be composed of ten directors, nine of whom are independent directors as defined in the NYSE listing standards and applicable SEC rules. In addition to the above, the board will include myself and existing directors John Chrystal, vice chairman of The Bancorp, Inc., Greg DePetris, fintech and securities industry veteran, and Chris Sugden, managing partner, Edison Partners.

 We thank you for your support, and look forward to closing the business combination, and trading under the ticker symbol “ML” in September.

Best,

Dee

Ongoing Shareholder updates available here on Twitter @MoneyLionIR

About MoneyLion

MoneyLion is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

About Fusion Acquisition Corp.

Fusion Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company was founded by and is led by CEO John James (who also stands behind the global fintech, BetaSmartz, as well as co-founding emerging opportunities investment company, Boka Group), and Chairman Jim Ross (senior advisor to State Street and former Chairman of State Street Global Advisors SPDR ETFs). For more information, visit fusionacq.com.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the business combination transaction between the MoneyLion and Fusion; the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K for the fiscal period ended December 31, 2020 and registration statement on Form S-4 (the “Registration Statement”), in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion for their consideration. Fusion has filed the Registration Statement with the SEC which includes a definitive proxy statement to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed Business Combination. Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. Fusion’s shareholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Fusion, MoneyLion and the proposed Business Combination. Shareholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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